Exhibit (a)(8)


FOR IMMEDIATE RELEASE
---------------------


Contact:          Related Capital Company
-------           800-600-6422 (ext. 2030)
                  Attention: Denise Bernstein




                    LEHIGH TAX CREDIT PARTNERS EXTENDS OFFER



          NEW YORK, NEW YORK (May 9, 1997) -- LEHIGH TAX CREDIT PARTNERS L.L.C. has announced that its offer to purchase Beneficial Assignment Certificates ("BACs") of Liberty Tax Credit Plus III L.P. (the "Partnership") for $590 per BAC has been extended and is now scheduled to expire at 12:00 midnight, New York City time, on May 30, 1997. As of the close of business on May 8, 1997, 7,234.16 BACs had been tendered to Lehigh Tax Credit Partners and not withdrawn.

          For additional information, contact Related Capital Company, the Information Agent/Depositary for the Offer by Lehigh Tax Credit Partners, at 800-600-6422 (ext. 2030).